# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: MINERALYS THERAPEUTICS, INC., CIK 0001933414
CUSIP: 603170101
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 150 N. Radnor Chester Road, Suite F200, Radnor, Pennsylvania (PA), 19087
Date of event which requires filing of this statement: 09/04/2025
Amends the filing with accession number 0001628280-23-005044
Filed by CIK 0001699737
Persons authorized to receive notices and communications: Abrar Hussain, Samsara BioCapital GP, LLC, 628 Middlefield Road, Palo Alto, California (CA), 94301, (650) 285-4270

## Reporting persons
- Samsara BioCapital, L.P. (CIK 0001699737): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 5,674,916; sole dispositive power 0; shared dispositive power 5,674,916; aggregate amount beneficially owned 5,674,916 (7.3% of the class)
- Samsara BioCapital GP, LLC (CIK 0001888829): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,674,916; sole dispositive power 0; shared dispositive power 5,674,916; aggregate amount beneficially owned 5,674,916 (7.3% of the class)
- Samsara Opportunity Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 588,235; sole dispositive power 0; shared dispositive power 588,235; aggregate amount beneficially owned 588,235 (0.8% of the class)
- Samsara Opportunity Fund GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 588,235; sole dispositive power 0; shared dispositive power 588,235; aggregate amount beneficially owned 588,235 (0.8% of the class)
- Srinivas Akkaraju (CIK 0001253170): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 83,043; shared voting power 6,263,151; sole dispositive power 83,043; shared dispositive power 6,263,151; aggregate amount beneficially owned 6,346,194 (8.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: MINERALYS THERAPEUTICS, INC.
Address of issuer's principal executive offices: 150 N. Radnor Chester Road, Suite F200, Radnor, Pennsylvania (PA), 19087
Comment: This Amendment No. 3 (this "Amendment No. 3" or this "Schedule 13D/A") amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on February 24, 2023, and amended on February 12, 2024 and March 17, 2025 (as amended, the "Statement") by Samsara LP, Samsara GP and Dr. Akkaraju. Unless otherwise defined herein, capitalized terms used in this Amendment No. 3 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed on behalf of This Schedule 13D is filed by Samsara BioCapital, L.P. ("Samsara LP"), Samsara BioCapital GP, LLC ("Samsara GP"), Samsara Opportunity Fund, L.P. ("Samsara Opp LP") Samsara Opportunity Fund GP, LLC ("Samsara Opp GP") and Dr. Srinivas Akkaraju ("Dr. Akkaraju"). Samsara LP, Samsara GP, Samsara Opp LP, Samsara Opp GP and Dr. Akkaraju are collectively referred to herein as the "Reporting Persons." The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, (the "Act") is attached hereto as Exhibit 99.1.
Residence or business address: The address of the principal business office of each of the Reporting Persons is 628 Middlefield Road, Palo Alto, CA 94301.
Present principal occupation or employment: The principal business of the Reporting Persons is venture capital investments. Dr. Akkaraju serves as the Managing Member of each of Samsara GP, which is the general partner of Samsara LP, and Samsara Opp GP, which is the general partner of Samsara Opp LP.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial of administrative body of competent jurisdiction or were subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of Samsara LP, Samsara GP, Samsara Opp LP and Samsara Opp GP was organized in the state of Delaware and Dr. Akkaraju is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Statement is hereby amended and supplemented as follows:

On September 4, 2025, Samsara Opp LP purchased 588,235 shares of common stock at a price of $25.50 per share from the underwriters of the Issuer's public offering (the "September 2025 Offering"). The aggregate purchase price for all securities acquired by Samsara Opp LP in the September 2025 Offering was $14,999,993, which was funded by short-term borrowing from Samsara LP.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Rows 11 and 13 of each Reporting Person's cover page to this Schedule 13D/A set forth the aggregate number of shares of common stock and percentages of the shares of common stock beneficially owned by such Reporting Person and are incorporated by reference. The percentage set forth in each row 13 is based upon the sum of: (i) 66,295,184 shares of common stock outstanding as of August 7, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 12, 2025 and (ii) 11,274,509 shares of common stock issued in the September 2025 Offering as disclosed in the Issuer's prospectus supplement dated September 2, 2025 filed with the SEC on September 3, 2025; and (iii) with respect to Dr. Akkaraju, 83,043 shares of common stock issuable upon the exercise of stock options within 60 days.

The Reporting Persons' ownership of the Issuer's securities consists of (i) 5,674,916 shares of common stock directly held by Samsara LP; (ii) 588,235 shares of common stock directly held by Samsara Opp LP; (iii) a total of 75,116 vested stock options (right to buy) held by Dr. Akkaraju; and (iv) 7,927 stock options (right to buy) scheduled to vest within 60 days of this filing held by Dr. Akkaraju.

Samsara GP is the sole general partner of Samsara LP and Dr. Akkaraju is the managing member of Samsara GP. Each of Samsara GP and Dr. Akkaraju possesses power to direct the voting and disposition of the securities held by Samsara LP.

Samsara Opp GP is the sole general partner of Samsara Opp LP and Dr. Akkaraju is the managing member of Samsara Opp GP. Each of Samsara Opp GP and Dr. Akkaraju possesses power to direct the voting and disposition of the securities held by Samsara Opp LP.
Number of shares as to which each person has sole or shared power to vote or dispose: Rows 7 through 10 of each Reporting Person's cover page to this Schedule 13D/A set forth the number of shares of common stock as to which such Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition and are incorporated by reference.
Transactions in the class effected during the past sixty days: Except as set forth herein, none of the Reporting Persons has effected any transactions with respect to the securities of the Issuer during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the securities beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Statement is hereby amended and supplemented as follows:

Lock-up Agreement

Each of the Issuer's executive officers and directors, including Dr. Akkaraju, have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 60 days from September 2, 2025 without first obtaining the written consent of BofA Securities, Inc., Evercore Group L.L.C. and Goldman Sachs & Co. LLC, subject to specified exceptions, including sales pursuant to existing trading plans established under Rule 10b5-1 under the Exchange Act.

The foregoing description of the Lock-up Agreement is not complete and is qualified in its entirety by reference to the full text of the form of the lock-up agreement attached hereto as Exhibit 99.2 and incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Joint Filing Agreement

Exhibit 99.2 Form of Lock-up From Directors and Officers (incorporated by reference to Exhibit A to the Underwriting Agreement filed as Exhibit 1.1 to the Issuer's Current Report on Form 8-K, filed with the SEC on September 3, 2025).

## Signatures
- Samsara BioCapital, L.P.: /s/ Srinivas Akkaraju, By Samsara BioCapital GP, LLC, its General Partner, By Srinivas Akkaraju, Managing Member (09/08/2025)
- Samsara BioCapital GP, LLC: /s/ Srinivas Akkaraju, By Srinivas Akkaraju, Managing Member (09/08/2025)
- Samsara Opportunity Fund, L.P.: /s/ Srinivas Akkaraju, By Samsara Opportunity Fund GP, LLC, its General Partner, By Srinivas Akkaraju, Managing Member (09/08/2025)
- Samsara Opportunity Fund GP, LLC: /s/ Srinivas Akkaraju, By Srinivas Akkaraju, Managing Member (09/08/2025)
- Srinivas Akkaraju: /s/ Srinivas Akkaraju, Srinivas Akkaraju (09/08/2025)